Mail Stop 6010

                                                June 15, 2005

J. Richard George
Chief Executive Officer
Calypte Biomedical Corporation
5000 Hopyard Road, Suite 480
Pleasanton, California 94588

Re:	Calypte Biomedical Corporation
Registration Statement on Form S-3
Filed May 19, 2005
File No. 333-125051

Dear Mr. George:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation by Reference, page 24

Form 10-KSB for the year ended December 31, 2004

Note 2.  Significant Accounting Policies, page F-10

Principles of Consolidation, page F-10

1. We note that you have a 51% ownership interest in the joint venture Beijing Calypte Biomedical Technology Ltd. Please tell us more about the nature of the arrangement and provide us with your analysis of why the joint venture is not a variable interest entity under FIN 46(R) and why you are not consolidating your interest.

Segment and Geographic Information, page F-13

2. We note in your MD&A on page 36 that you discuss the different types of products that you have and how these products affect your operations. Please revise future filings to provide all disclosures as required by paragraph 37 of SFAS 131, as those disclosures apply to all companies even those that have a single reportable segment or tell us why these disclosures are not applicable.

Note 6. Accounts Payable, Accrued Expenses and Deferred Revenue, page F-15

3. We note on page F-14 in Note 4 that you have closed a plant in Alameda, California, and on page 38 you accrued $300,000 of severance-related costs attributable to the shut-down. We also note that you disclose additional liabilities related to employee severance and accrued restructuring expense in Note 6. Additionally, we note on page 38 that you have eliminated your direct sales and marketing force. To the extent these costs were incurred as part of a formal restructuring plan accounted for pursuant to SFAS 146, please revise future filings, if significant, to provide the MD&A disclosures required by SAB Topic 5-P as well as the financial statement disclosures required by paragraph 20 of the Statement.

Note 7.  Notes and Debentures Payable, page F-16

4. Disclose the effective interest rate for each borrowing. Refer to
APB 21.

5. We note that you determined that each of the 10% convertible debentures and the 12% convertible debentures were issued with a beneficial conversion feature and that the intrinsic value was calculated based on the date of issue. Please clarify how you accounted for an adjustment of the beneficial conversion feature with each extension of the maturity of the debentures, if you did not make an adjustment please tell us why. In your response please refer to
EITF 98-5 and EITF 00-27.

8% Convertible Notes, page F-16

6. We note that you recognized approximately $768,000 as liquidated damages attributable to your two 8% convertible notes totaling $3,232,000. We also note that you overestimated the liquidated damages by approximately $205,000; however you did not reverse the accrual until fiscal year 2004. Please tell us why you did not reverse the over accrual related to the liquidated damages in 2003 rather than in 2004, as we note that the conversion of the note and the calculation of the liquidated damages was completed in 2003.

10% Convertible Note, page F-17

7. We note that you disclose that no accounting adjustments were required as a result of the extension of the note`s maturity or the amendment of the conversion price. We also note that with each extension of the note`s maturity and amendment of the conversion there was a difference in the intrinsic value, which would cause an accounting adjustment relating to the recognition of the beneficial conversion feature. Please tell us why you did not account for the adjustment of the beneficial conversion feature and additionally tell us how you considered EITF 98-5 and EITF 00-27.

12% Convertible Debenture - Mercator Momentum Fund (MMF), page F-
21

8. Please tell us why you classified the non-cash gain of $128,000 from the repurchase of the beneficial conversion feature upon the repayment of the debenture, as other income rather than classifying the amount as interest expense.

5% Note Purchase Agreement, page F-22

9. We note that as consideration for the Marr Credit Facility you issued Marr several warrants to purchase common stock. Please tell us and disclose in future filings how you classified the warrants as of December 31, 2004 considering that they have been issued but not exercised.

Note 8. Lease Commitments, page F-23

10. We note that your new operating lease provides for tenant improvements. Please tell us whether this is a lease incentive provided by the landlord and how you accounted for the improvements in your financial statements. Please refer to paragraph 15 of SFAS
13, the response to Question 2 of FASB Technical Bulletin 88-1
("FTB
88-1"), and the letter issued by the SEC outlining the current GAAP literature that should be looked to in determining the appropriate accounting available on our website at http://www.sec.gov/info/accountants/staffletters/cpcaf020705.htm.

Note 10. Stockholders` Equity (Deficit), page F-25

Private Placements, page F-25

11. We note that you refer to an independent valuation on pages F-
25
and F-26. While you are not required to make reference to this independent valuation, when you do so, you must name the expert and file their written consents in any registration statements. See Item
601(b) of Regulation S-K.

Note 15. Employment and Consulting Agreements, page F-34
12. We see that in the fourth quarter of 2002 you canceled all outstanding options previously granted to certain officers and the Executive Chairman and granted them fully-vested options on May 29,
2003. Please tell us how you accounted for the cancellations and subsequent re-issuances of shares in accordance with FIN 44.

Section 302 Certification - Exhibits 31.1 and 31.2

13. We note that the certifications filed as Exhibits 31.1 and
31.2
were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part
III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB/A that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B. Please revise your Form 10-QSB for the period ended March 31, 2005 as well.

Form 10-QSB for the period ended March 31, 2005

Note 7.  Subsequent Events, page 11

Restructuring of Operations, page 12

14. We note that as of April 11, 2004 that you have signed a letter of intent to dispose of your "Legacy Business," and in connection with the disposal of this portion of your business you have disclosed that you expect to incur approximately $1 million in expense from the write-down of your inventory. Please tell us why you believe that this same inventory was not impaired as of the period ended March 31,
2005.
15. As a related matter, we see from the Form 8-K dated April 11, 2005 that you entered into a letter of intent to sell your urine EIA, serum Western Blot and urine Western blot diagnostic test business.
Please tell us whether the "Legacy Business" will be treated as a discontinued operation under SFAS 144. If so, please explain why the
"Legacy Business" was not presented as a discontinued operation in the March 31, 2005 Form 10-QSB.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 551-3642 or Lynn
Dicker
at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom
Jones
at (202) 551-3602 or me at (202) 551-3617 with any other
questions.

      Sincerely,



							Russell Mancuso
							Branch Chief


cc (via fax): Paula Winner Barnett, Esq.

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J. Richard George
Calypte Biomedical Corporation
June 15, 2005
Page 6